Exhibit (e)(11)

EXECUTION VERSION

SPECIAL COMMITTEE

OF THE BOARD OF DIRECTORS OF

PLAYBOY ENTERPRISES. INC.

6841 NORTH LAKE SHORE DRIVE

CHICAGO IL 60611

November 4, 2010

Rizvi Traverse Management LLC

1999 Avenue of The Stars

Suite 3030

Los Angeles, CA 90067

RE:	DGCL SECTION 203

Dear Mr. Kohn:

Playboy Enterprises, Inc. (the “Company”) entered into a Confidentiality Agreement with Rizvi Traverse Management LLC (“Rizvi Traverse”) dated July 13, 2009, which agreement was amended on May 3, 2010 (such agreement, as amended, the “RT Confidentiality Agreement”). The Company and Rizvi Traverse desire to further amend the RT Confidentiality Agreement as set forth in this letter agreement (this “Agreement”). The Company and Rizvi Traverse also entered into a letter agreement, dated June 30, 2010, in connection with the Company providing Rizvi Traverse with approval under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) limited to certain matters specified in such letter agreement (the “Original Agreement”).

A. The Original Agreement; Additional Approvals. The Company understands that Rizvi Traverse and its “affiliates” and “associates” (as such terms are defined in Section 203(c)(1) and Section 203(c)(2) of the DGCL) (each, an “RT Party” and collectively, the “RT Parties”), and Mr. Hugh M. Hefner and any trust for the benefit of or which holds Mr. Hefner’s interest in the Company (referred to collectively as “Mr. Hefner”) and their respective “affiliates” and “associates” (collectively, the “Hefner Parties”), including persons who become “affiliates” or “associates” of either Rizvi Traverse or Mr. Hefner after the date hereof, and for the avoidance of doubt, Mr. Hefner (each, a “Potential Participant,” and the RT Parties and the Hefner Parties being collectively referred to as the “Potential Participants”), have entered into certain discussions and negotiations since the date of the Original Agreement. Rizvi Traverse has requested further approval from the Special Committee established heretofore by the Board of Directors (the “Board”) of the Company (the “Special Committee”) (a) to enter into certain binding agreements, arrangements or understandings set forth in Annex A hereto (the “Listed Agreements”), including amendments thereto (such amendments, when and if entered into, the “Amendments”), (b) to have the ability to enter into other binding agreements, arrangements and understandings, subject to certain restrictions stated in the proviso to the last sentence of this

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paragraph and in Section A.3 below (“Other Agreements”), and (c) to have the ability to enter into non-binding understandings and arrangements related to the terms and conditions of possible joint proposals for a “business combination” (as such term is defined in Section 203(c)(3) of the DGCL), whether or not ultimately presented (collectively, “Understandings”). Rizvi Traverse has indicated that the purposes of such Listed Agreements, Amendments, Other Agreements and Understandings, subject to certain restrictions stated in the proviso to the last sentence of this paragraph and in Section A.3 below, are (i) to facilitate the ability of the Special Committee to evaluate one or more proposals for a “business combination” (whether or not ultimately presented, a “Proposal”), including without limitation the Proposal from Mr. Hefner dated July 8, 2010; and (ii) to incentivize the RT Parties to submit a Proposal to the extent requested in writing by the Special Committee. Such Listed Agreements, Amendments, Other Agreements and Understandings among the Potential Participants (subject to the following proviso) are collectively referred to herein as the “Specified Actions”; provided, that the Specified Actions shall exclude (i) the acquisition by any RT Party of “beneficial ownership” (as defined below) in any securities of the Company, and (ii) any agreement, arrangement or understanding that does not allow Mr. Hefner to (A) terminate such agreement, arrangement or understanding (including the Listed Agreements) with any RT Party at any time without any liability or remedy to any RT Party except as provided in the Fee/Expense Letter (as defined in Annex A) or (B) enter into discussions and negotiations with any other persons at the request of the Special Committee or the Board free from any liability or remedy to any RT Party. For purposes of this Agreement, the term “beneficial ownership” shall have the meaning given to such term under Section 13(d) of the Securities Exchange Act of 1934, as amended, but including for purposes of this Agreement any securities that would be described in Rule 13d-3(d)(1) promulgated under such Section 13(d) if the words “within sixty days” were omitted therefrom.

In order that the Potential Participants be able to take the Specified Actions, without concern whether such actions might be alleged to result in the RT Parties becoming “interested stockholders” for purposes of Section 203, Rizvi Traverse has requested that the Special Committee approve the taking of the Specified Actions for purposes of Section 203. A copy of the approval adopted by the Special Committee is attached hereto as Exhibit A (the “Approval”). The granting of the Approval shall not be construed as an admission that absent such action any RT Party would be deemed an “interested stockholder” under Section 203 of the DGCL. In addition, no reference to or inclusion of any of the Listed Agreements, Amendments, Other Agreements or Understandings shall constitute an admission or acknowledgement that any such Listed Agreement, Amendment, Other Agreement or Understanding (nor any term or provision thereof) constitutes an “agreement, arrangement or understanding” as that phrase is used in Section 203.

In connection with, and as a condition to granting, the Approval, Rizvi Traverse, on its own behalf and on behalf of each of the RT Parties, makes and confirms the following representations, warranties, covenants and agreements:

1.	As of the date hereof, there have been no agreements, arrangements or understandings between or among the Potential Participants, including the Hefner Parties, on the one hand, and any RT Party, on the other hand, for the purpose of acquiring, voting, holding or disposing of the shares of the Company’s common stock “owned” (as such term is defined in Section 203(c)(9) of the DGCL) by any of the Hefner Parties.

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2.	Without limiting the representation and warranty in the preceding paragraph, Rizvi Traverse has advised the Special Committee that on August 13, 2010, Mr. Hefner and Rizvi Traverse entered into a prior version of the Fee/Expense Letter, which agreement set forth, inter alia, that such agreement was not an “agreement, arrangement or understanding” as that phrase is used in Section 203 and that it would be ineffective to the extent that a court of competent jurisdiction determined that any provision therein would result in Rizvi Traverse being deemed an “owner” under Section 203. Rizvi Traverse has also advised the Special Committee that upon signing of the Fee/Expense Letter following the Approval, the prior version of such agreement will have no further force or effect.

3.	The Approval does not constitute any invitation by the Special Committee or the Board to anyone to submit a Proposal or any approval or consent by the Special Committee or the Board of (a) any submission of a Proposal by anyone, (b) the consummation of any transaction contemplated by any Proposal or any offer relating thereto or other “business combination,” (c) possession by any RT Party of “beneficial ownership” (as such term is defined above) in any securities of the Company or (d) any agreement, understanding or arrangement that is described in the proviso to the first paragraph of Section A (each of items (a), (b), (c) and (d), a “Non-Covered Action”). The Company reserves any and all rights it may have to prohibit any proposed, or to contest the validity of any purported, Non-Covered Action on the basis that such action violates or is prohibited by Section 203 or the RT Confidentiality Agreement.

B. Special Standstill Agreement. As consideration for the Approval, Rizvi Traverse agrees to the following contractual provisions.

1.	In the event that any RT Party proposes to enter into (a) any Amendment that amends any of the Listed Agreements (including for purposes of this Section B.1. any Amendments previously approved by the Special Committee in accordance with the procedures set forth in this Section B) in any material respect, (b) an Amendment that adds to the Master Agreement (as defined in Annex A hereto) a form of an agreement not previously included in the Master Agreement (including for purposes of this Section B.1., any Amendments to the Master Agreement previously approved by the Special Committee in accordance with the procedures set forth in this Section B), or (c) any Other Agreement (entering into any Amendment or Other Agreement described in clauses (a), (b) or (c), a “Restricted Action”), such RT Party shall, prior to entering into such Amendment or Other Agreement, obtain the written approval of the Special Committee therefor.

2.

In the event that any RT Party engages in a Restricted Action, the “Special Standstill Restrictions,” as hereinafter defined, shall apply. The Special Standstill Restrictions are the agreement that neither Rizvi Traverse nor any RT Party that Rizvi Traverse or its managing member directly or indirectly controls may enter into any “business

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combination” with the Company for a period of three years following the time that an RT Party engages in a Restricted Action without first obtaining the consent required by Section B.1., unless either (a) the conditions of Section 203(a)(3) of the DGCL would be satisfied if such RT Party were deemed an “interested stockholder,” or (b) the Special Standstill Restrictions are waived in the sole discretion of the Approval Authority (as defined in Section C.1.). All quoted terms in this Section B.2. have the meanings ascribed to them in Section 203.

3.	No RT Party will be bound to the Special Standstill Restrictions to the extent that a court of competent jurisdiction determines in a final, non-appealable order that the Restricted Action(s) that triggered the Special Standstill Restrictions would not have resulted in such RT Party becoming an “interested stockholder” under Section 203 if the Approval had not been granted.

4.	For the avoidance of doubt, nothing in this Section B. either expands or narrows the scope of the Approval as set forth in Section A.

5.	THE SPECIAL STANDSTILL RESTRICTIONS SHALL BE, TO THE EXTENT AVAILABLE, THE SOLE REMEDY AVAILABLE TO THE COMPANY FOR BREACH BY AN RT PARTY OF SECTION B.1., WHICH MAY BE ENFORCED AT LAW OR IN EQUITY. NOTHING HEREIN SHALL LIMIT THE PROVISIONS OF THE RT CONFIDENTIALITY AGREEMENT OR THE FEE/EXPENSE LETTER.

C. Amendments to RT Confidentiality Agreement.

1.	The RT Confidentiality Agreement is hereby amended as follows:

a. In paragraph 4, the words “without the written consent of the Company” shall be replaced with “without the written consent of the Company (with the written consent of the Special Committee, or, in the event the Special Committee does not at the time of such consent have the delegated power of the Board to consider Proposals, by the Board or another duly authorized committee of the Board (such approval authority, the “Approval Authority”).

b. In paragraph 10(a), the words “without the written consent of the Company” shall be replaced with “without the written consent of the Company (with the written consent of the Approval Authority)”.

c. Each reference to “December 31, 2010” in paragraphs 9, 10(a) and 10(b) shall be replaced with “March 31, 2011”.

d. In paragraph 10(b), the words “unless specifically invited in writing by the Company” shall be replaced with “unless specifically invited in writing by the Company (with the written consent of the Approval Authority)”.

e. In paragraph 15, the following sentence shall be appended to the end of such paragraph: “Any waiver on behalf of the Company must be approved in writing by the Approval Authority.”

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f. In paragraph 19, the words “, including any and all amendments thereto,” shall be inserted after the phrase “This letter agreement”.

2.	Notwithstanding Section B.1., (a) the parties acknowledge and agree that Rizvi Traverse has provided “Evaluation Material” (as defined in the RT Confidentiality Agreement) to third parties subject to such third parties’ agreements to be subject to the RT Confidentiality Agreement (such third parties’ agreements, to the extent dated prior to the date hereof, are referred to as “Joinders”), (b) Rizvi Traverse shall use its good faith efforts to cause the Joinders to be amended to reflect the amendment set forth in Section C.1. and (c) Rizvi Traverse shall not be in breach of this Agreement or of the RT Confidentiality Agreement to the extent that, after using its good faith efforts to do so, it is unable to obtain an amendment to one or more Joinders.

3.	Except to the extent specifically amended as set forth in Section C.1., the RT Confidentiality Agreement shall not otherwise be amended or modified, and shall remain in full force and effect, binding in accordance with its terms.

D. Miscellaneous.

1.	Except as set forth in Section C.2., the Approval does not constitute a waiver of any provision contained in the RT Confidentiality Agreement, as amended by Section C.1., including, without limitation, paragraphs 4 and 10 of the RT Confidentiality Agreement.

2.	Rizvi Traverse acknowledges the limited scope of the Approval and agrees that neither it nor any RT Party will make any claim in any forum that the Approval should apply to or be deemed to apply to any action (including any Non-Covered Action) other than the Specified Actions for purposes of Section 203 as expressly set forth in the Approval.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to principles of conflict of law.

Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the Federal courts of the United States of America located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement, and further agrees that service of any process, summons, notice or document by U.S. registered mail or any nationally recognized overnight courier service to a party at the respective address set forth on the first page of this Agreement shall be effective service of process for any action, suit or proceeding brought against a party in any such court. Each party hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the Court of Chancery of the State of Delaware or, in the event that such court does not have subject matter jurisdiction, as provided above, the Federal courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably and unconditionally waives its rights to trial by jury in any legal action or proceeding relating to this Agreement.

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It is further understood and agreed that any breach of this Agreement by any RT Party would result in irreparable harm to the Company, that money damages would not be a sufficient remedy for any such breach of this Agreement and that the Company shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach, without the necessity of posting any bond or other security or proving that monetary damages would be an inadequate remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach by any RT Party of this Agreement but shall be in addition to all other remedies available at law or equity to the Company.

This Agreement, the Original Agreement and the RT Confidentiality Agreement shall constitute the entire agreement between the Company and Rizvi Traverse with regard to the subject matter hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

All section references in this Agreement, unless otherwise specified, refer to sections of this Agreement.

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*****

Please confirm your agreement in accordance with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this Agreement shall become a binding agreement between you and the Company as of the date above written.

Yours very truly,

PLAYBOY ENTERPRISES, INC.

/s/ Sol Rosenthal

Sol Rosenthal
Chairman of the Special Committee of the Board of Directors of the Company

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

RIZVI TRAVERSE MANAGEMENT LLC

By:	/s/ Ben Kohn III

Name:	Ben Kohn III

Title:	Managing Director